Exhibit 99.1

Global Food Manufacturer Expands Installation of SaverOne Protection System

Follow-on order for SaverOne Systems by the Israeli subsidiary of a leading global food manufacturer represents further significant international growth potential

Petah Tikvah, Israel, July 02, 2024 (GLOBE NEWSWIRE) -- SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company engaged in disruptive transportation safety solutions, today announced a new order of 50 SaverOne Systems from the Israeli subsidiary of one of the world’s top food manufacturers, for installation in their employee vehicles.

This new order follows several successful trial phases and a prior order in November 2022, during which 80 employee vehicles in Israel were equipped with the SaverOne system. Feedback was reported to be very positive, noting a significant reduction in accidents among these vehicles.

Mr. Ori Gilboa, CEO of SaverOne commented, “We are very pleased with this follow-on order, especially from such a valued and strategic customer. This order underscores our product's success among the customer's employees and demonstrates the strong value they place on enhancing employee safety with our protection system. Furthermore, this order represents significant growth potential for SaverOne. We look forward to further penetration and broadening of sales within this customer’s global organization to additional subsidiaries around the world, as we have successfully demonstrated with some of our other multinational customers. This follow-on order is a testament to our ongoing success in executing our growth strategy and cementing relationships with some of the world’s leading companies.”

About SaverOne’s Systems

SaverOne’s system is installed in vehicles to provide a solution to the problem of driver distraction, as a result of drivers using distracting applications on the mobile phone while driving, in a way that endangers their safety, the safety of their passengers and others on the road. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne's technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging, while allowing others (e.g. navigation, calls), without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets, including public transportation and buses, that are interested in reducing potential damages and significant cost, vehicle manufacturers that are interested in integrating safety solutions to their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology for installation to customers in the aftermarket as well as address OEM vehicle manufacturers, to install the Company's protection technologies during the vehicle manufacturing process.

SaverOne has developed a Vulnerable Road User (VRU) solution with the potential to significantly enhance the performance of Advanced Driver Assistance System (ADAS) sensors through a superior ability to deal with NLoS (non-line of sight) situations as well as adverse weather conditions and low-visibility. SaverOne’s technology identifies the exact location and direction of movement of the VRU via their RF footprint from their cellphone signal. This safety solution enables the avoidance of a collision by early detection VRUs such as pedestrians or cyclists in the vicinity of the vehicle.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding SaverOne's strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition and may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will" "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne's current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of SaverOne’s technology to substantially improve the safety of drivers; market acceptance of SaverOne’s protection solutions; SaverOne’s planned level of revenues and capital expenditures; SaverOne’s ability to market and sell its products; SaverOne’s plans to continue to invest in research and development to develop technology for both existing and new products; SaverOne’s intention to advance its technologies and commercialization efforts; SaverOne’s intention to use local distributors in each country or region that it will conduct business to distribute our products or technology; SaverOne’s plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as its ability to maintain and protect the validity of its currently held intellectual property rights; SaverOne’s expectations regarding future changes in its cost of revenues and our operating expenses; interpretations of current laws and the passage of future laws; acceptance of SaverOne’s business model by investors; the ability to correctly identify and enter new markets; the success of the IVECO POC Product; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and our belief that we maintain good relations with all of its employees; any resurgence of the COVID-19 pandemic and its impact on SaverOne’s business and industry; security, political and economic instability in the Middle East that could harm SaverOne’s business, including due to the current war between Israel and Hamas; and other risks and uncertainties, including, but not limited to, the risks detailed in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") on March 25, 2024 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact: Ehud Helft +1 212 378 8040 saverone@ekgir.com Israeli Investors Contact: Jonathan Eilat John@theinvestor.co.il